Exhibit 99.2

November 15, 2019

WHLR PROTECTS SHAREHOLDERS

After his failed attempt last year, Joe Stilwell has launched another proxy fight to have himself and his two nominees elected to your Board.

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Prior to the 2018 proxy fight we offered a settlement to Mr. Stilwell that would give him two seats on the Board. However, because of the sanctions levied upon him by the Securities and Exchange Commission (SEC), he could not be one of the nominees. He refused and launched a failed proxy fight.

•	WHLR, again this year, attempted to reach a resolution with Mr. Stilwell to avoid another costly and distracting proxy contest.

•	Through these negotiations, we advised Mr. Stilwell we would add him as a nominee to the Board slate, subject to favorable results from our due diligence investigation.

•	We discovered disturbing information detailed below, that we felt necessitated traveling to New York for a meeting with Mr. Stilwell in his offices.

•	At that meeting, we attempted to present him with our findings, explain our position and give him the opportunity to withdraw his proxy campaign. He refused to discuss our concerns.

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The WHLR Board holds our nominees to a high standard, and we believe Mr. Stilwell’s reported associations to be of serious concern for anyone wishing to be a representative of WHLR and its shareholders.

On November 11, 2019, the New York Post published an article entitled “Inside the Alleged ‘Cult’ That Has Been Quietly Operating in NY for Decades.” This article supports the information WHLR discovered in our own due diligence.

The full text of the New York Post article is available at: https://nypost.com/2019/11/11/inside-the-alleged-cult-that-has-been-quietly-operating-in-ny-for-decades/

Although the information is disturbing and salacious, because Mr. Stilwell insists on proceeding with his proxy fight and inserting himself on the Board, the present Board has an obligation to provide shareholders with the full story on Mr. Stilwell and his associations. Yesterday, Mr. Stilwell filed a letter to shareholders that completely distorts our discussions with him and paints our CEO as untruthful. What he identified as “threatening” behavior was actually our explanation of the reasoned and careful deliberations the Board made in considering his candidacy and our obligations to inform WHLR shareholders.
In his November 2017 sworn testimony, Mr. Stilwell admitted that for over 25 years he has been a friend of Sharon Gans and a member of her group known as “The Fourth Way”, “The School”, “The Work” or “The Odyssey Study Group”. We believe Joe Stilwell’s associations and business practices violate WHLR’s core values.

According to the November 11, 2019 NY Post article, excerpts of which are italicized below:

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“A dozen former members have spoken to The Post — telling stories similar to those shared more than four decades ago, including claims that they forked over huge sums to Odyssey while being emotionally abused and exploited.”

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In a 2012 legal spat between two members, ex-member Charles Ward claimed the group had been accused of ‘sexual predation, child abuse, racism, anti-homosexual behavior, illegal adoption, financial chicanery, coerced labor, sustained emotional cruelty, and the systematic looting of member’s wealth’ — and that he had personally witnessed some of that alleged behavior.” ‘I was, and the plaintiff still is, a member of a cult known as the Gans Group,’ said Ward, a member from 1988 to 2009.”

November 15, 2019

Court documents confirm Joe Stilwell was the cult member in this 2012 legal spat with Charles Ward.

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“The group thrived on wealthier devotees. A small group of deep-pocketed members poured hundreds of thousands of dollars into the foundation from 1997 to 2007, according to tax filings obtained by The Post.”

“And one wealthy hedge-fund investor poured $3.2 million into Gans’ Plaza Hotel abode in 2008, according to a deposition in a 2014 upstate lawsuit he filed against another member.”
The documents for the purchase of Gans’ Plaza Hotel condo show that Joe Stilwell is the “wealthy hedge-fund investor” who “poured $3.2 million into Gans’ Plaza Hotel abode.”

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“’In my 30 years of working in this field, this is one of the most secretive groups I’ve encountered,’ said cult expert Rick Ross, a key witness in the recent Brooklyn trial of upstate sex cult Nxivm who tried unsuccessfully to stage an intervention for a member in the early 2000s.”

In 2002, The Gans Group released a documentary, Artists and Orphans, narrated by Rosie O’Donnell. According to the NY Post (March 20, 2002 and November 12, 2019), after Ms. O’Donnell discovered that “the film was produced and directed by members of The Fourth Way, a fringe group that advocates white supremacy and condemns homosexuality,” Ms. O’Donnell sought to have her name and voice removed from the project.

https://pagesix.com/2019/11/11/rosie-odonnell-recalls-brush-with-alleged-cult/
In addition to the NY Post, cult expert Rick Ross and former members of The School have written extensively regarding Ms. Gans and her group.

For easy access to all these articles please visit our website https://ir.whlr.us/proxy-materials:

–	https://www.sarrigilman.com/Articles/In_A_Cult.pdf

–	San Francisco Chronicle – Saturday, December 23, 1978 – Real-Life Drama in S.F. Theater Group

–	The San Francisco Progress – Friday, December 22, 1978 – Theater Group, Cult or Stage? By Jack Brooks, Theater Critic KGO Reviewer

–	The San Francisco Progress – Wednesday, January 10, 1079 – ‘Theater of All Possibilities’ deserves a second look, By Jack Brooks for the Progress

–	The San Francisco Progress – Friday, January 12, 1979 – Closer Look at the Theater, By Jack Brooks

–	The San Francisco Progress – Sunday, January 14, 1979 – Horn’s Followers at the ‘Theater’, By Jack Brooks for The Progress

–	Cult Education Institute https://www.culteducation.com/group/1190-odyssey-study-group-osg-fourth-way-school/20425-cultists-hijack-rosies-voice-.html

–	E News https://www.eonline.com/news/43033/rosie-refutes-cult-connection

–	https://culteducation.com/group/1190-odyssey-study-group-osg-fourth-way-school/20415-a-history-and-analysis-of-the-sharon-gans-group-also-known-as-the-work.html

–	https://www.villagevoice.com/2002/03/19/ny-mirror-220/

–	https://www.advocate.com/arts-entertainment/entertainment-news/2002/03/13/school-celebrated-documentary-accused-homophobia

On March 16, 2015, the United States Securities and Exchange Commission (SEC) entered an order finding that:

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Mr. Stilwell and Stilwell Value, LLC willfully violated the Investment Advisers Act of 1940 by failing to “adequately disclose conflicts of interest presented by inter-fund loans made between certain private funds managed by the adviser and principal. From at least 2003 to 2013, Respondents (Stilwell) directed certain Stilwell Funds to make a series of loans totaling approximately $20 million to other Stilwell Funds to help finance significant aspects of the borrowing Funds’ investment strategies, e.g., to purchase securities and repay margin.”
“Respondents did not adequately disclose to client Funds or to the investors in the Funds the existence and terms of the loans, nor the conflicts of interest arising from such loans”.

Among other actions, the SEC:

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suspended Mr. Stilwell for a period of 12 months from association with any investment adviser, broker, dealer, or certain regulated organizations and imposed a $100,000 civil monetary penalty upon him; and

•	censured Stilwell Value, LLC and imposed a $250,000 civil monetary penalty (as well as the repayment obligation of $239,157 in fees).

November 15, 2019

Last year, you, the shareholders determined that the SEC SANCTIONS matter. We agree and believe that ASSOCIATIONS also matter.

Vote the Enclosed WHITE Proxy Card Today “FOR” All of WHLR’s Highly Qualified Director Nominees. Simply discard any green proxy card that you may receive from Stilwell. Your Vote Is Extremely Important Regardless of How Many Shares You Own!

If you have already sent back Stilwell’s green proxy card, you have every right to change your vote by simply voting a new WHITE Proxy Card. Only your last dated proxy card will count.

You can vote by Internet, telephone or by signing and dating the WHITE Proxy Card and mailing it in the postage paid envelope provided. Additional information regarding the proxy contest is available at https://ir.whlr.us/proxy-materials.

If you have any questions about how to vote your shares, or need additional assistance, please contact our proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885 or at (212) 929-5500 or via email to proxy@mackenziepartners.com.

Important Additional Information
The Company, its directors, director nominees, and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with matters to be considered at the Company’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies from the Company’s stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the identities of the Company’s directors and executive officers, and their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement and other materials filed with the SEC in connection with the 2019 Annual Meeting. Stockholders can obtain the proxy statement, any amendments or supplements to the proxy statement, and any other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. These documents are also available at no charge in the “SEC Filings” or “Proxy Materials” sections of the Company’s website at www.whlr.us.